

January 24, 2024

Edmond Coletta
President
Casella Waste Systems Inc.
25 Greens Hill Lane
Rutland, VT 05701

      Re: Casella Waste Systems Inc.
           Form 10-K for the Fiscal Year ended December 31, 2022
           Filed February 17, 2023
           File No. 000-23211

Dear Edmond Coletta:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation